novozymes®

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA



07021823

09/03/2007

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive stock exchange announcement no. 11 and 12 of March 2007.

Yours sincerely
Novozymes A/S



Ella Begtrup
Investor Relations
+45 44 42 23 79

PROCESSED
MAR 16 2007
THOMSON
FINANCIAL

Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Annual Meeting of Shareholders 2007

March 9, 2007

The Annual Meeting of Shareholders in Novozymes A/S took place yesterday, with the report on the company's activities in the last financial year being adopted.

The Annual Meeting also approved the following items:

- the audited annual report, including the resolution on discharge of the Management and Board of Directors
- resolution on appropriation of profit in accordance with the adopted financial statements (annual report), with a dividend of DKK 4.50 being paid per share of DKK 10
- re-election of the six members of the Board of Directors elected by the Annual Meeting of Shareholders, and enlargement of the Board with the first-time election of Professor Mathias Uhlén, Royal Institute of Technology, Stockholm
- re-election of PricewaterhouseCoopers
- resolution to change the wording of Section 8.2 of the Articles of Association as follows: "Annual Meetings of Shareholders are held in the metropolitan region, as specified by the Board of Directors."
- authority for the Board of Directors, in the period until the next Annual Meeting of Shareholders, to acquire treasury shares equivalent to 10% of the share capital at the share price on the date of acquisition, subject to a permitted price difference of up to 10%, cf. Section 48 of the Danish Public Companies Act.

In his verbal report Henrik Gürtler, Chairman of the Board of Directors, made the following comments, among others:

"Novozymes has had another year of very good results and positive business development. These are results of which we can be proud. Going forward, our goal is to focus further on top-line growth. To secure this, we launched a strategic initiative just over a year ago with increased investments in market-expanding activities. We are now following this up with a new external ambition for Novozymes' top-line growth, namely sales of DKK 10 billion in 2010."


novozymes

Unlocking the magic of nature

Henrik Gürtler also made the following comments concerning sustainable development:

"The fact that Dow Jones Sustainability Indexes, for the sixth time, rated Novozymes as the most sustainable company within biotechnology in both Europe and globally in 2006 confirms Novozymes' continued pre-eminence in sustainability. Today in Oslo we have been named 'Best in Class' by StoreBrand Investments and we have also been included in the list of the 100 most sustainable companies in the world. So we have much to be proud of – over and above our financial achievements."

Composition of the Board of Directors

The Board of Directors is comprised as follows:

Henrik Gürtler, CEO, Novo A/S (Chairman)
Kurt Anker Nielsen, Senior Vice President and former CEO, Novo A/S (Vice Chairman)
Paul Petter Aas, Senior Vice President, Yara International ASA
Arne Juul Hansen, Operator (employee representative)
Jerker Hartwall, CEO, AarhusKarlshamn AB
Søren Henrik Jepsen, Manager (employee representative)
Ulla Morin, Laboratory Technician (employee representative)
Walther Thygesen, Senior Vice President, Hewlett-Packard, EMEA
Professor Mathias Uhlén, Royal Institute of Technology, Stockholm
Hans Werdelin, Director, former CEO, Sophus Berendsen

Contact persons

Media relations:

Eva Veileborg Hald
Tel. (direct): +45 4442 3338
Tel. (mobile): +45 3079 3338

Annegrethe Jakobsen
Tel. (direct): +45 4442 3050
Tel. (mobile): +45 3079 3050

Johan Melchior
Tel. (direct): +45 4446 0690
Tel. (mobile): +45 3077 0690

Investor relations:

Lene Aabo
Tel. (direct): +45 4446 0082
Tel. (mobile): +45 3077 0082

Tobias Björklund (North America)
Tel. (direct): +1 919 649 3483
Tel. (mobile): +1 919 649 2565

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,500 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations
2007-06835-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+ 45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement, Novozymes

Trading by insiders in Novozymes A/S B shares

March 2, 2007

In accordance with Section 28a of the Danish Securities Trading Act, Novozymes reports the following transactions under ISIN DK0010272129, Novozymes B shares under the symbol NZYM B

Name	Relation/ Category of close relation	Trading date	Character of the transaction	No. Of shares traded buy / (sell)	Market value of shares traded
Walther Thygesen	Board of Directors	1/3 2007	Shares	+ 1,400	686,700

Contact persons:

Media Relations:

Eva Veileborg Hald
Tel (direct): +45 4442 3338
Mobile: +45 3079 3338

Annegrethe M. Jakobsen
Tel. (direct): +45 4442 3050
Mobile: +45 3079 3050

Johan Melchior
Tel. (direct): +45 4446 0690
Mobile: +45 3077 0690

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund (I USA)
Mobile: + 1 919 649 2565

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered In Denmark, Novozymes employs more than 4,500 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations

Krogshøjvej 36
2880 Bagsværd
Danmark

Telephone.:
+ 45 8824 9999
Fax:
+ 45 4442 1002

Internet:
www.novozymes.com
CVR no:
10 00 71 27

END